May 30, 2014 VIA EDGAR AND OVERNIGHT DELIVERY H. Roger Schwall, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628	Fulbright & Jaworski LLP 2200 Ross Avenue, Suite 2800 Dallas, Texas 75201-2784 United States Tel +1 214 855 8000 Fax +1 214 855 8200 nortonrosefulbright.com

Re:	Eclipse Resources Corporation

Registration Statement on Form-S-1

Filed May 5, 2014

File No. 333-195679

Ladies and Gentlemen:

Set forth below are the responses of Eclipse Resources Corporation, a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated May 29, 2014, with respect to the Registration Statement on Form S-1 (File No. 333-195679), which the Company filed with the Commission on May 5, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your reference, copies of this letter, along with both clean copies of Amendment No. 1 and copies marked to show all changes from the initial filing of the Registration Statement, are being delivered to your offices.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Summary, page 1

Midstream Agreements, page 5

1.	Please provide us with an explanation for the apparent reduction in the annual firm gathering and cryogenic processing volumes in comparison to your previous presentation of these figures. Also provide us with an annual schedule comparing the firm capacity to gather and process your natural gas to the corresponding annual forecast of your total proved natural gas production for the period 2014 through 2018.

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

H. Roger Schwall, Assistant Director May 30, 2014 Page 2

In response to the Staff’s comment, the Company respectfully notes that the previous presentation of the annual volumes of firm gathering and cryogenic processing contained errors, and the current presentation of these figures corrected such error. The Company is providing below an annual schedule comparing the firm capacity to gather and process the Company’s natural gas to the corresponding annual forecast of the Company’s total proved natural gas production for the period 2014 through 2018.

	Proved Natural Gas Forecast (MMcf/d)	Gathering (MMcf/d)	Cryogenic Processing (MMcf/d)
2014	18.5	155	55
2015	21.9	475	225
2016	16.5	700	400
2017	24.4	720	420
2018	13.8	660	360

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Overview of the Three Months Ended March 31, 2014 Results, page 66

2.	You disclose an increase in total net proved reserves of 34.6 Bcfe since December 31, 2013, adjusted for production. Please explain to us and provide any details necessary to understand the reasons for the approximate 44% increase in your total net proved reserves over a span of only three months.

In response to the Staff’s comment, the Company has revised the Registration Statement to explain and provide the details necessary to understand the reasons for the increase in net proved reserves during such period. Please see page 66 of Amendment No. 1.

Business, page 85

Oil and Natural Gas Data, page 99

Proved Reserves Additions and Revisions, page 102

3.	Please expand your disclosure to provide an explanation relating to the causes for the significant downward revision in the previous estimates of total proved reserves for the three month period ending March 31, 2104.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see page 102 of Amendment No. 1.

Proved Undeveloped Reserves (PUDs), page 102

4.	The explanation provided in footnote 1 on page 103, relating to the tabular disclosure of the revisions of previous estimates of total proved reserves for the periods ending December 31, 2013 and March 31, 2014, appears to be an aggregation of the changes attributable to three separate causes. Please provide us with the net change in reserve quantities, on a disaggregated basis, attributable to price, cost and technical revisions.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see page 103 of Amendment No. 1.

H. Roger Schwall, Assistant Director May 30, 2014 Page 3

5.	Please provide us with an explanation for the apparent shift in the annual dollar amounts relating to the development of your PUDs as of March 31, 2014 in comparison to your previous presentation of these figures. Also tell us if the revised schedule and dollar amounts have been subjected to and received the appropriate corporate approvals.

In response to the Staff’s comment, the Company notes that there are two reasons for the difference between the annual dollar amounts to develop proved undeveloped locations from the proved reserves as of December 31, 2013 to the proved reserves as of March 31, 2014. First, 12 additional proved undeveloped locations were added to the Company’s proved reserves, which accounts for the increase in total estimated future development costs. Second, the Company revised its operational plan, which resulted in the accelerated development of proved undeveloped locations. In addition, the Company confirms that the revised schedule and dollar amounts have been subjected to and received the appropriate corporate approvals.

Productive Wells, page 104

6.	Please expand the disclosure of your productive wells to provide the information in Item 1208(a) of Regulation S-K as of March 31, 2014.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the requested information regarding its productive wells as of March 31, 2014. Please see page 104 of Amendment No. 1. Additionally, the Company discovered that it had erroneously included certain wells that were not producing in economic quantities in its disclosure regarding productive wells as of December 31, 2013, and it has amended such disclosure to correct this error.

Drilling Results, page 105

7.	Please expand the disclosure of your drilling results to provide the information in Item 1205 of Regulation S-K as of March 31, 2014.

In response to the Staff’s comment, the Company has revised the Registration Statement to include the requested information regarding its drilling results as of March 31, 2014. Please see page 105 of Amendment No. 1.

8.	Please expand the disclosure of your present activities, such as the number of wells in the process of being drilled, completed or shut in awaiting infrastructure, to provide this information as of March 31, 2014. Please refer to the disclosure requirements in Item 1206 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to expand the disclosure of the Company’s present activities as of March 31, 2014. Please see page 106 of Amendment No. 1.

Executive Compensation, page 124

Long-Term Incentive Compensation, page 125

9.

We note your response to prior comment 7, including the statement that no payments will be made out of the Company’s or its subsidiaries’ assets with respect to the incentive units, and the Company’s public investors will not be diluted as a result of any such distributions. However, we note that Item 402 of Regulation S-K requires disclosure of all compensation awarded to, earned by or paid to the named executive officers by any person for all services rendered in all capacities to the company and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402. Refer to Item 402(m) of Regulation S-K. Please revise your filing to disclose the specified hurdle rates and return on

H. Roger Schwall, Assistant Director May 30, 2014 Page 4

investment factors that govern distributions for the units, or tell us why you do not otherwise believe that such information is material. Refer to Item 402(o) of Regulation S-K. For example, please discuss materiality with respect to management incentives created by such units.

In response to the Staff’s comment, the Company has revised the Registration Statement to provide the requested information. Please see page 126 of Amendment No. 1.

Financial Statements

Eclipse Resources I, L.P.

Consolidated Statements of Operations, page F-15

10.	Please tell us why the gain on reduction of pension liability of $2.2 million related to your decision to freeze benefit accruals as of March 31, 2014 is presented after the operating expense subtotal in your statement of operations. Your response should explain why this amount is not included within total operating expenses, since it does not appear to qualify for classification as extraordinary income.

In response to the Staff’s comment, the Company has revised the Registration Statement to include gain on reduction of pension liability within total operating expenses. Please see pages 17, 60, 70, F-7 and F-15 of Amendment No. 1.

Notes to the Consolidated Financial Statements

Note 13-Supplemental Oil and Natural Gas Information (Unaudited), page F-63

(c) Reserve Quantity Information, page F-64

11.	We note your explanation that the revisions in the previous estimates of total proved reserves for the period ending December 31, 2013 are attributable to the conversion of proved undeveloped locations to proved developed producing locations. Please clarify for us why the conversion of proved undeveloped reserves to proved developed reserves would result in the addition of 1,978.4 MMcfe or an approximate 31% increase in your total proved reserves since December 31, 2012. To the extent that the change is not limited to revisions in the previous estimates of reserves for PUD locations but is also attributable to other causes such as adding new proved undeveloped locations or converting non-proved locations to proved developed producing during the year, revise the explanation of the change related to revisions in the previous estimates of reserves for the period ending December 31, 2013.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see page F-65 of Amendment No. 1.

H. Roger Schwall, Assistant Director May 30, 2014 Page 5

Eclipse Resources-Ohio, LLC

Notes to the Financial Statements

Note 8-Supplemental Oil and Natural Gas Information (Unaudited), page F-84

(c) Reserve Quantity Information, page F-85

12.	Please refer to the requirements in FASB ASC paragraph 932-235-50-4 and expand your disclosure to include proved undeveloped as well as proved developed reserves for each of the periods presented. For additional guidance, please refer to the presentation format in the example provided in FASB ASC paragraph 932-235-55-2 and revise your disclosure accordingly.

In response to the Staff’s comment, the Company notes that it had no proved undeveloped reserves for the period ended June 25, 2013 and the year ended December 31, 2012. Please see page F-85 of Amendment No. 1.

*****

H. Roger Schwall, Assistant Director May 30, 2014 Page 6

Please do not hesitate to contact me by telephone at (214) 855-7444 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Glen Hettinger

Enclosure

cc:	Benjamin W. Hulburt, Eclipse Resources Corporation

Christopher K. Hulburt, Eclipse Resources Corporation

Matthew R. DeNezza, Eclipse Resources Corporation

Bryn A. Sappington, Norton Rose Fulbright

Sean T. Wheeler, Latham & Watkins LLP